

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 29, 2010

Chung-Lun Yang
Chief Executive Officer
ACL Semiconductors Inc.
B24-B27, 1/F., Block B
Proficient Industrial Centre
6 Wang Kwun Road
Kowloon, Hong Kong

> **Re:** **ACL Semiconductors Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed on April 15, 2010**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed on April 14, 2009**
> **File No. 000-50140**

Dear Mr. Yang:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief